Filed by The J. M. Smucker Company
Subject Company: International Multifoods Corporation
Commission File No. 001-06699
Pursuant to Rule 425 under the Securities Act of 1933

     This question-and-answer portion of the joint conference call held by The J. M. Smucker Company and International Multifoods Corporation on March 8, 2004 is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The J. M. Smucker Company and International Multifoods Corp. will file with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000. Investors may obtain free copies of the documents filed with the SEC by International Multifoods Corp. by requesting them in writing from International Multifoods Corp., 110 Cheshire Lane, Minnetonka, Minnesota 55305-1060, Attention: Investor Relations, or by telephone at 952-594-3385.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company’s proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

Operator:
 Thank you sir. The question-and-answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star one on your push-button telephone. If you wish to withdraw that question, please press star two. Your questions will be taken in the order that they are received. Please standby for your first question gentlemen. Our first question comes from John McMillin of Prudential Equity Group; please state your question sir.

John McMillin:
 Good morning everybody.

Richard Smucker:
 Hi John.

John McMillin:
 Sorry if you hear the background noise. I’m just in an airport. Who are the investment bankers for both sides here?

Richard Smucker:
 William Blair for Smucker’s.

Gary Costely:
 Greenhill for International Multifoods.

John McMillin:
 And Richard, I know you said on the Board of Multifoods, so you obviously know the company well, and I’ve known you for a couple of years just in terms of the synergies; do you feel pretty confident in those synergies, in that synergy number given?

Richard Smucker:
 We do, John. Multifoods is a very different company today than it was several years ago, and we feel very confident on those synergies.

John McMillin:
 The stock, and it’s had a great but Smucker’s stock is down two and a half. The prevailing wisdom today is you paid ten times EBITDA to take with all due respects to Gary, Multifoods shareholders out of misery. Can you just combat that prevalent ten times EBITDA to your thought process of why — I think you are a victim of your past success, but this deal on the surface can’t be nearly as good as your most recent one.

Richard Smucker:
 Well I think, to be realistic, the Jif and Crisco merger comes along once every 50 years; that’s a very, very unusual one, but this one has compelling brands. And if you look at this from a accretive transaction, it still will be accretive, which is unusual in the first year of any acquisition, plus we’ve looked at the synergies, the $40m to $60m, and as you know, our approach has always taken a conservative look at things, and we really believe that’s out there, and there are good brands. They just need, just like Jif and Crisco, which were managed by a great company Pillsbury — by a great company Procter, these brands really need to have some love and attention, and we think that’s something that we can really do well. We think we execute well, and we think there is lot of opportunities for these brands.

John McMillin:
 And can I just kind of get a better definition of modest. I mean, as I try to run numbers in the back of a taxicab, it looks like the accretion even before taxes, your first year accretion, and even before synergies could be $0.10 a share, and then you kind of add back the synergies down the road, which hopefully lead to more business, if not directly to the bottom line. I mean that’s another $0.40 to $0.50. Is that roughly the correct math?

Richard Smucker:
 Well, I think your math is very good; in fact it’s very right on. I guess the only thing I would say is that we will only have these brands for ten months next fiscal year. We won’t have them for the full twelve. So, your first year number is more a full twelve-month period as opposed to a ten-month period.

John McMillin:
 Okay, well tell Greenhill to send me a check.

Richard Smucker:
 Great. Thanks John.

John McMillin:
 Sure.

Operator:
 Thank you our next question comes from Eric Larson of Piper Jaffray. Please state your question.

Eric Larson:
 Yes, good morning everyone.

Richard Smucker:
 Good morning.

Eric Larson:
 A quick question, I’m assuming that the June potential closing date is fast track filing, there isn’t a lot of overlap here — so, I suspect you are not anticipating a lot of antitrust issues?

Richard Smucker:
 We are not. There is almost no overlap here.

Eric Larson:
 Correct, and so you will file fast track I’m assuming.

Richard Smucker:
 We will, correct.

Eric Larson:
 Okay, and then in the transaction, is there any superior bid provision clause, is there a breakup fee, and what will that be?

Richard Smucker:
 Well, there is a breakup fee, and it’s $17m.

Eric Larson:
 Okay. All right, the final question that I have is, when you take a look at your cost savings, $40m to $60m, it’s about 5% of projected Multifoods revenues. Could that number be actually better, as you go forward?

Richard Smucker:
 Well, I think one of the things — as you know, we like to invest in the brands, and so there are probably more savings out there, but we are going invest back into these brands, and we have that filled in.

Eric Larson:
 Okay, fair enough. Thank you.

Operator:
 Thank you. Our next question comes from Farha Aslam of Merrill Lynch. Please state your question ma’am.

Farha Aslam:
 Hi good morning.

Timothy Smucker:
 Good morning, Farha.

Farha Aslam:
 We’ve been through some discussions today, but could you go through the Multifoods portfolio and share with us how you would run those a little bit differently, particularly, could you share with us your thoughts on that $200m foodservice portfolio; that’s really got margins between 1% to 2% on the EBIT line?

Richard Smucker:
 Well, let me speak first. This is Richard. Let me speak first to the foodservice side of the business.

Farha Aslam:
 Right.

Richard Smucker:
 That’s about $200m of their sales out of the $900m. And as you know, we have a foodservice side of our business and we are going to get those two guys together,

two groups together, and talk about what synergies are there to see how that business would fit long-term, and we are going to go through that as quickly as possible. Most of the synergies with our business are in the branded side and which is the other $700m of the Multifoods business, and I would like both Vince Byrd, who is Vice President and General Manager of the Consumer side to speak to those brands specifically in the US and Canada, and then Steve Oakland to speak to the brands that are going to be sold in the baking isle.

Farha Aslam:
 Great.

Vincent Byrd:
 Let me just address the US portion. First of all from — little under $400m in terms of annual sales that we are talking about. One nice thing is, from a sales perspective, we actually share a major broker being Cost Mart, and so there will be very little integration from that perspective although we do go to the market, slightly different than they do. Secondly, it is our hope that we will be able to take advantage of as many of the Multifoods marketing people as we possibly can, and hope to manage that business just like we’ve integrated Jif and Crisco into the Smucker Company. But again, it is to our advantage to try to take advantage as much of the experience from the Multifoods Corporation.

Steve Oakland:
 Farha, if we look at, specifically, the short-term opportunities, those are in the same category, the same buyer, and in many cases on the same display with Crisco. So, there isn’t anything we have seen short-term that we couldn’t do together and that we can at least share the cost of the execution with. And then, long-term, the consumer needs that we are going after are really the same needs and so it allows us to leverage up our R&D organizations and push two different directions to get to that same need. So, I think we can get there faster.

Farha Aslam:
 First IMC consumer brands in the US have always had a lot of potential, but have never lived up to them. It seems like in the third quarter and fourth quarter of the year when the key bake season occurs, they get hit with a very, very difficult competitive dynamic. How do you plan to address that because that has been the case in each of the last two years?

Richard Smucker:
 Well, Farha, I think Crisco has the same challenge and you’ve got to balance your activities, you’ve got to make it a whole year effort, and you have got to go to the consumer and it’s been very hard for them on their size to be able to afford the consumer activity. And we are seeing that impact on Crisco and we hope the same strategy is going to work, and we feel confident it will.

Farha Aslam:
 But don’t you think with Crisco, since you own the whole brand and can take it to wherever the consumer is going, for example into olive oil or filling it out in corn oil, you’ve been much more limited with the Pillsbury brand because you don’t own the whole brand, you can only have it in that baking mix isle. You can’t go to that frozen food area where right now Pillsbury does not have the ability under the contract to go to, or to the refrigerated dough isle.

Richard Smucker:
 Farha, that’s true but there are an awful lot of opportunities for synergy together and it’s the same products, the same customers as Crisco. But there are other brands in this too, there is Hungry Jack, and there are other things where we own — Martha White, and a lot of our Crisco business is sold through the same outlets as Martha White. So, I think you can’t focus too much just on the one piece of business; there is multiple businesses here and multiple opportunities for us to work together.

Farha Aslam:
 Does Hungry Jack have declining categories and have very, very difficult category trends as low as just a brand itself?

Timothy Smucker:
 The trends are similar to many grocery stores who could have categories, but again, I think we have had a proven track record of being able to increase market share by one share point per year, and we have demonstrated that in the very short period of time that we’ve owned the Jif and Crisco brands, and we hope to do that long-term. I would only add to Steve’s comments that we don’t view this as a limitation in the fact that if you think about a lot of joint merchandising that could go on in the store, actually this bodes very, very well for us because they are shelf-stable products.

Farha Aslam:
 And my final point and then I would let Len go ahead. Isn’t that going to be, that joint marketing, a more of a 2005 bake-season event given that there this closing in June?

Vincent Byrd:
 Yes, it clearly is going to be hard for us to take advantage of all our synergies before the fall of this year. I don’t think we will miss it all, but we won’t get full value and I don’t think we factored all the synergies in until the next year or so. I think you will see those reflected in two years.

Timothy Smucker:
 But, keep in mind Farha, this is Tim. Again as Vince said, we go to market with the same broker here and so clearly I’m sure as we are sitting here, they are listening to this conversation and we are not clearly aware that this is very synergistic and very important for them. Let me just add one more thing to what Vince said. We have been focusing on the consumer for years and the problems that you identified, that you talked about are things that are not uncommon with how we have gone to the market for the last 25 years. So, we think that these aren’t things that were — these are opportunities that we are very comfortable with and focusing on the brands, tender levering attention to the brand, I think is what we are all about here.

Farha Aslam:
 This is one just a follow up. You’ve got about $100m, if my numbers are right on Multifoods between delivery and distribution of around 73 and SG&A around 36. Now, if we assume that you get that $100m you are going to pick up something by trying to beat up on the brokers here a bit and say maybe get a little more efficient on the SG&A. Is that the base we ought to be looking for to project some of the synergies you are talking about here?

Mark Belgya:
 Well it is the base. I think we have one advantage here is that Multifoods engaged Deloitte and Touche to do a detailed study of their supply chains and we actually, we went in and scrubbed those benefits, we were able to going in and scrub those numbers with them in our due diligence period and identified a number of opportunities in that supply chain and then of course from administrative standpoint there is a lot of duplication and so both of those areas, we are going after. And sourcing of raw materials, there are a lot of raw materials that are common between Multifoods.

Len:
 If you can get Hungry Jack Potatoes to grow like you’ve gotten Crisco to grow, I’ll take my hat off to you, but I’ll be a little bit, I’m going to be a little bit cautious to call Tim. Gary, are you buying a condo in Orville, Ohio?

Gary Costely:
 No, I’m not going to have Orville, Ohio. Let me add something to that comment about the third quarter that Farha made, because one of the big issues that Multifoods has had, this is Gary Costely, by the way; is the lack of size in scale and this combination of brands really goes a long way towards that. So, the issue is around execution of these brands in the hands of the Smucker organization, who are excellent brand managers and if you add to that the size and scale advantage that they will have in combination that we didn’t have, I personally think they will do very well with these and they will do very well in that third quarter because part of the disadvantage we had is going to go away.

Len:
 When are we going to get a roster of who worked for Multifoods are moving over?

Timothy Smucker:
 We are looking at those opportunities as we go through the integration and we look into that as soon as possible, but I can’t give you a specific date.

Len:
 Thank you very much, good luck to you.

Gary Costely:
 Thanks.

Operator:
 Thank you. Our next question comes from Christina McGlone of Deutsche Bank, please state your question Ma’am.

Christina McGlone:
 Thank you, good morning. I was wondering if you could comment on the margins, what the combination does to Smuckers’ margins and how does this change Smuckers’ plan to increase it’s margins to more competitive levels or maybe extend the timeframe for this?

Richard Smucker:
 Well, couple of things. One is obviously the margins in Multifoods in total are lower than are margins and for the first couple of years — first year for certain you will see the margins in totals around the absolute dollars and the absolute EPS and so forth should go up, but the margins will decline, but in our three-year projections, they will be at the end of the three years. They are back to where to they are today and certain margins such as general and administrative returns go down. So, cost for those go down as a percent of sales.

Mark Belgya:
 Christina, this is Mark. I also add that we are looking at this without taking into account all the things that we’ve talked about prior to our supply chain enhancement and our cost reduction efforts. So, we still feel that the margins we have talked previously are certainly an achievable goal and we are just still strong with the additional Multifoods is going to help us get there.

Christina McGlone:
 Okay, so in three years, you will not only be back to where you are today, according to your plans, but you will be higher because of the other plans, your initiatives that you are implementing?

Mark Belgya:
 That is true and the fact that with our — what we call our escort program or supply chain optimization program that we are just within the first year end, that same type of template is something that we want to apply to the Multifoods organization, and we felt very comfortable that that really does provide great synergies and lower cost in the supply chain.

Christina McGlone:
 Okay and then — maybe can you just talk about the $20m in charges or cost? What percent of that is cash, is it all cash?

Mark Belgya:
 Yes. It will be all cash and we would expect that to be incurred over 12 to 18-month window.

Christina McGlone:
 And then, if you wouldn’t mind just repeating the NOL comment that you talked about before, Richard, I think that was you?

Mark Belgya:
 Yes. This is actually Mark, Christina. I will walk through it. Yes, we were able to take $100m of pre-tax operating loss forward and the bottom line is we’ll be able to apply that to future tax payments, which will result in approximately $7m per year of less taxes being cash paid over a five to six-year window.

Christina McGlone:
 Okay, thank you very much.

Operator:
 Our next question comes from Scott Van Winkle of Adams, Harkness & Hill. Please state your question sir.

Scott Van Winkle:
 Hi guys, thanks. Your comment about adding some tender loving character that’s been marketing other brands. If we look at it historically and specifically Crisco, are the financial constraints that IMC faced relative to the category - are they similar to the focus constraints that Crisco had? Is that how you see this?

Vincent Byrd:
 I think that’s fair. The critical mass to be in the grocery business is there whether you’re their size or our size. So I would — clearly they’ve worked hard on it, but those brands also went through a long transition in the sale from Pillsbury to Multifoods. So they’ve had a couple of bumps in the road, but the consumer doesn’t seem to have that problem that’s more the issues that result from those transitions.

Scott Van Winkle:
 And if we look at Smucker as a brand managing ability, you went from one brand to three essentially a couple of years ago, now from three to several. Do you expect the same level of improvement or is there some law of diminishing returns?

Vincent Byrd:
 Well, we would hope the same level of improvement. If we still have, we’re going from three brands to probably eight really good brands and two of those are leaders in Canada, both have Number 1 market share in Canada. So, at this point in time we don’t see loss or diminishing returns. If we have 20 brands, come back and ask me that question, but with eight, I think we can certainly handle that.

Scott Van Winkle:
 And any restrictions — financial restrictions post the deal either with the debt or with the transaction being tax-free?

Vincent Byrd:
 No there aren’t.

Scott Van Winkle:
 Thank you.

Operator:
 Thank you our next question comes from George Askew of Legg Mason. Please state your question, sir.

George Askew:
 Yes, actually following up on that question, the last question there, your share buy-back program, I know you have been out of that market for two years following the Jif and Crisco deal. Will you be able resume share buy-back after this deal?

Richard Smucker:
 After June 1, which is — this deal doesn’t have any impact on that.

George Askew:
 Okay good. How may SKUs are in the IMC portfolio?

Unidentified:
 This is . In total there would be about 2,500 SKUs that covers foodservice and the retail side. And the retail is a much smaller number.

Richard Smucker:
 George, we look at that — this is Richard, we look at that as a really opportunity because as you know Smucker’s had almost 3,000 SKUs and we in the last 12-

months we prepared a 1,000 of those off that list. So we see that as a real opportunity also at Multifoods.

George Askew:
 Right. And you said the retail is a much smaller number than that 2,500, is it 500 at retail and -

Richard Smucker:
 Between Canada and the US the retail number is probably like 500.

George Askew:
 Okay great. Let’s see the — if my math is correct you’re going to add, you’re going to assume the debt from IMC, you’ve got existing debt and then you’re going to add, it looks like $30m to $40m of additional debt and use cash from your balance sheet for the deal.

Gary Costely:
 Yes, that’s correct George, Yes I think we’d add about $500m to $525m in debt, which includes the $135m we have existing following the transaction.

George Askew:
 All right okay. What is the current rate on the — I mean do you expect you’ll be able to improve the interest rate when you refinance some of the debt at the Smucker level versus where it is currently at IMC?

Gary Costely:
 That would be our expectation, I know on the $200m based on a nice job, I think have 6.6 rate and I believe they would use swap to get that down under six. So that’s a pretty good rate, but we’ll look at all that through the integration and make determination of what that financing route is.

George Askew:
 Okay and then lastly in the press release you talked about the details of transaction, you indicated 20% cash subject to certain adjustments, I mean are we talking working capital adjustments or is there something else going on there?

Gary Costely:
 Well, the way the transaction works it’s 80% stock and 20% cash. There is a, you might call it a floor, that if the stock price is at a different level, we have the right to top up with more cash. But that would be very unlikely to occur.

Scott Van Winkle:
 Okay. So, can you give us those levels, I mean are there?

Richard Smucker:
 Well, the full detail is in our merger agreement, which is filed in the 8-K, which you’ll have the full details up, but it would —

Scott Van Winkle:
 Okay.

Richard Smucker:
 It should be unlikely to happen.

Scott Van Winkle:
 Okay. Very good. Well, thank you.

Operator:
 Thank you. Gentlemen, our next question comes from Bob Simonson of William Blair. Please state your question sir.

Bob Simonson:
 Good morning. Two questions. Richard or Mark, you had, I believe $183m of cash on the balance sheet and marketable securities at the end of January. Am I right, it’s about $100m of cash in this transaction?

Richard Smucker:
 That’s correct.

Bob Simonson:
 How much cash do you need on the balance sheet for normal uses, or could you take it all out of the cash balance?

Mark Belgya:
 We would probably say that we would like to have $100 and I would say that Bob, just because I think as we get a feel for the business, particularly, as we go through the first buildup for the bake . I think we just want to feel comfortable what the working capital requirements and again we’ll evaluate as we go forward, but I think you can use that as a benchmark.

Bob Simonson:
 So, you’ll need a very small amount of cash to be financed to complete this?

Mark Belgya:
 That is correct.

Bob Simonson:
 And the second one, could you explain or elaborate a little bit on the Pillsbury agreement that somebody was mentioning, royalties, etcetera?

Mark Belgya:
 Yes, the royalty fee. Gary, you might want to describe that because you guys put it together.

Gary Costely:
 Sure. This is Gary Costely. It is a 20-year royalty free perpetual license to use. Pillsbury, the Barrelhead and the Doughboy at a baking isle and it is completely transferable to the Smucker organization from Multifoods. So, it is basically a perpetual royalty-free license.

Bob Simonson:
 Very good.

Gary Costely:
 Thank you very much.

Operator:
 Thank you. Our next question comes from Evan Ergen of Lehman Brothers. Please state your question.

Evan Ergen:
 Hi there. Can shareholders choose between cash and stock, or is that fixed 80%, 20% mix?

Mark Belgya:
 It’s a fix.

Evan Ergen:
 And my second question is again with respect to the adjustments, does this mean there’s a collar on terms of the deal?

Mark Belgya:
 No, there really isn’t a collar.

Evan Ergen:
 There’s no collar. So, essentially, just pop up with cash if the Smucker stock price falls below a certain level?

Mark Belgya:
 That’s correct.

Evan Ergen:
 Okay. Thank you.

Operator:
 Gentlemen, please stand by for your next question. Thank you. Due to time constrictions, I will now turn the conference back to the speakers to conclude.

The J. M. Smucker Company Forward-Looking Language

This transcript contains forward-looking statements, including statements regarding estimates of future earnings and cash flows that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the close of the proposed transaction, the ability of the Company to successfully obtain any required financing, the ability to achieve the amount and timing of the estimated savings, success and cost of new marketing and sales programs and strategies intended to promote growth in the Company’s businesses, the strength of commodity markets from which raw materials are procured and the related impact on costs, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.